UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

EXHIBIT

99.1	Press release dated May 14, 2025 - dLocal Reports 2025 First Quarter Financial Results

99.2	DLocal Limited Unaudited Consolidated Condensed Interim Financial Statements as of March 31, 2025 and for the three-month periods ended March 31, 2025 and 2024

99.3	Quarterly Report 2025 - dLocal Reports 2025 First Quarter Financial Results

99.4	dLocal Q1 2025 Earnings Presentation

99.5	Press release dated May 14, 2025 - DLocal Limited Declares Dividend Distribution

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Jeffrey Brown
Name:	Jeffrey Brown
Title:	Interim Chief Financial Officer

Date: May 14, 2025